EXHIBIT 99.2

Hanmi Financial Corporation Announces Agreement to Acquire SWNB Bancorp, Inc.

LOS ANGELES and HOUSTON, May 21, 2018 (GLOBE NEWSWIRE) -- Hanmi Financial Corporation (NASDAQ:HAFC) (“Hanmi”), the holding company for Hanmi Bank, and SWNB Bancorp, Inc. (“SWNB”), a privately-held bank holding company for Southwestern National Bank, headquartered in Houston, Texas, today announced that they had entered into a definitive agreement under which Hanmi will acquire SWNB. The acquisition is expected to expand Hanmi’s market share and scale in key markets in Texas through SWNB’s retail branch network strategically located in large Asian-American focused communities.

As of March 31, 2018, SWNB had approximately $411 million in total assets, $261 million in loans, $347 million in deposits and six retail banking branches located in large banking markets of Houston, Dallas and Austin, TX.  Upon closing of the transaction, Hanmi will have approximately $5.7 billion in assets, $4.7 billion in loans and $4.7 billion in deposits. Important strategic benefits of the acquisition to Hanmi include:

  Increased operational scale and market share in key high-growth Texas markets with appealing demographic profiles; SWNB also brings a complementary branch network located in highly populated Asian-American communities.

  Financially attractive transaction; Accretive to Hanmi’s 2019 earnings per share.

  Excess liquidity from SWNB (75% loan-to-deposit ratio) will be deployed through Hanmi’s robust loan origination channels.

  Anticipated ease of integration with little to no business disruption to SWNB’s customer base.

Under the terms of the agreement, SWNB shareholders will elect to receive 0.1961 shares of HAFC common stock or $5.74 in cash, subject to the overall requirement that 80% of SWNB shares of common stock receive the stock consideration and the remainder receive cash.  The aggregate consideration of the transaction is approximately $76.7 million, which is based on HAFC’s closing stock price of $28.65 per share as of May 18, 2018. The transaction is expected to close late in the third quarter of 2018.  Hanmi anticipates the acquisition will be accretive to earnings per share in 2019 and will generate a modest dilution to tangible book value of 1.5% with an earn-back period of approximately three years. The internal rate of return on this transaction will be in excess of 20%.

“I am pleased to announce the acquisition of Southwestern National Bank and look forward to welcoming their customers and employees to Hanmi,” said C. G. Kum, President and Chief Executive Officer of Hanmi Financial Corporation. “This transaction will bolster our footprint in attractive Texas banking markets and is expected to be accretive to earnings per share in 2019 and beyond.  SWNB has a strong portfolio of assets with an excellent credit profile along with an attractive deposit base. In addition, with a loan-to-deposit ratio of 75%, SWNB brings over $100 million in excess liquidity that we plan to deploy into new loans as we grow and scale the Hanmi franchise.  This transaction is an important milestone for Hanmi and a great opportunity to build on our track record of successful M&A transactions which have enhanced shareholder value.”

Commenting on the agreement, C.K. Lee, Chairman of the Board of Directors of SWNB Bancorp, Inc., said, “This transaction is extremely positive for current SWNB employees, along with our loyal customers. In addition, it provides a great opportunity for current SWNB shareholders to continue to build on the long-term success we have achieved at SWNB through their ownership of Hanmi common stock. We are excited to become part of the Hanmi franchise and to take advantage of new capabilities to serve our customers while contributing to the future growth of the Bank.”

The Board of Directors of both Hanmi and SWNB approved the transaction and directors and executive officers of SWNB have entered into agreement with Hanmi, pursuant to which they have agreed to vote their shares of SWNB common stock in favor the transaction. Closing of the transaction is contingent upon approval by shareholders of SWNB, as well as customary regulatory approvals.

D.A. Davidson & Co. is serving as financial advisor and Luse Gorman, PC is serving as legal advisor to Hanmi.  Sheshunoff & Co. is serving as financial advisor and Fennimore, Kay, Harrison & Ford, LLP is serving as legal advisor to SWNB.

Conference Call

Management will host a conference call today, May 21, 2018 at 8:30 a.m. PT (11:30 a.m. ET) to discuss the transaction. This call will also be broadcast live via the internet. Investment professionals and all current and prospective stockholders are invited to access the live call by dialing 1-877-407-9039 before 8:30 a.m. PT, using access code HANMI. To listen to the call online, either live or archived, visit the Investor Relations page of Hanmi’s website at www.hanmi.com.

About Hanmi Financial Corporation

Headquartered in Los Angeles, California, Hanmi Financial Corporation owns Hanmi Bank, which serves multi-ethnic communities through its network of 40 full-service branches and 9 loan production offices in California, Texas, Illinois, Virginia, New Jersey, New York, Colorado, Washington and Georgia. Hanmi Bank specializes in real estate, commercial, SBA and trade finance lending to small and middle market businesses. Additional information is available at www.hanmi.com.

About SWNB Bancorp, Inc.

Founded in 1997 and headquartered in Houston, Texas, Southwestern National Bank, a wholly-owned subsidiary of SWNB Bancorp, Inc. serves multi-ethnic communities in Houston, Dallas and Austin through a network of six full-service branches. Additional information on SWNB Bancorp, Inc. and Southwestern National Bank may be found on its website: www.swnbk.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (1) the benefits of the merger between Hanmi and SWNB, including anticipated future results, cost savings and accretion to reported earnings that may be realized from the merger; (2) Hanmi and SWNB’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (3) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the businesses of Hanmi and SWNB may not be combined successfully, or such combination may take longer than expected; the cost savings from the merger may not be fully realized or may take longer than expected; operating costs, customer loss and business disruption following the merger may be greater than expected; governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger or otherwise; the stockholders of SWNB may fail to approve the merger; credit and interest rate risks associated with Hanmi’s and SWNB’s respective businesses; and difficulties associated with achieving expected future financial results. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Hanmi’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s Internet website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Hanmi or SWNB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, Hanmi and SWNB do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Important Additional Information

This communication is being made in respect of the proposed merger between Hanmi and SWNB. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, Hanmi intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of SWNB and a prospectus of Hanmi, and Hanmi and SWNB will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of SWNB are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Hanmi with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Hanmi may be obtained free of charge at its website at www.hanmi.com or by contacting Hanmi Financial Corporation, 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010, Attention: Richard Pimentel, Corporate Finance Officer, telephone (213) 427-3191.

Hanmi and SWNB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies of SWNB’s shareholders in connection with the proposed transaction.  Information about the directors and executive officers of Hanmi and their ownership of Hanmi common stock is set forth in the proxy statement for Hanmi’s 2018 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 13, 2018.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Hanmi Financial Corporation Investor Contacts:

Romolo (Ron) Santarosa
Senior Executive Vice President & Chief Financial Officer
213-427-5636

Richard Pimentel
Senior Vice President & Corporate Finance Officer
213-427-3191

Lasse Glassen
Investor Relations
Addo Investor Relations
424-238-6249